UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 12, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 1ST, 2016

Date, Time and Place: Held on September 1st, 2016, at 08:30 AM, at Rua Fidêncio Ramos, no. 302, 3rd floor, Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, in the City of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were duly called pursuant to item 6.1 of its Internal Rules.

Attendance: The majority of the effective members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Raul Calfat and Sergio Augusto Malacrida Junior (alternate of Mr. João Carvalho de Miranda). The absence of the Board member Mr. João Carvalho de Miranda was justified.

Meeting Board:	Mr. José Luciano Duarte Penido — Chairman.
Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with Article 17 of the Company’s Bylaws, (i) amend the structure of the statutory Board of Officers of the Company; (ii) approve the proposal for self-evaluation of the Board of Directors regarding the 2016 cycle; and (iii) authorize the execution of legal business.

Resolutions: After discussion and analysis of the matters included in the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i)                 Approve the proposal of amendment to the structure of the statutory Board of Officers of the Company, including:

a.              The removal of the following officers from the position of statutory Officers without specific designation: Mr. Henri Philippe Van Keer, Brazilian citizen, married, engineer, bearer of the Identity Card RG No. 21.067.471-9, issued by SSP/RJ, enrolled with the CPF/MF under No. 228.771.688-24, and Mr. Paulo Ricardo Pereira da Silveira, Brazilian citizen, married, chemical engineer, bearer of the Identity Card RG No. 5.014.825.854, issued by SSP/RS, enrolled with the CPF/MF under No. 347.892.940-72, both resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, 302, 3rd floor, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, CEP 04551-010, who were elected as per the Minutes of the Board of Directors’ Meeting held on July 28, 2016, filed at the Commercial Registry of the State of São Paulo under No. 369.111/16-3 on August 22, 2016. The officers hereby removed will continue working for the Company in the positions internally designated as “non-statutory officer for commerce and international logistics” and “non-statutory officer for industrial and engineering operations”, respectively. For clarification purposes, Messrs. Henri Philippe Van Keer and Paulo Ricardo Pereira da Silveira will no longer be considered managers of the Company under the terms of article 138 of Law No. 6,404/1976 as amended (“Brazilian Corporations Law”), and they will no longer have representation powers of the Company, under the terms of article 144 of the Brazilian Corporations Law.

b.              The amendment of the duties attributed to Mr. Aires Galhardo, Brazilian citizen, married, business manager, bearer of the Identity Card RG No. 24.854.223-0, issued by SSP/SP, enrolled with the CPF/MF under No. 249.860.458-81, resident and domiciled in the City of São

Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, 302, 3rd floor, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, CEP 04551-010, elected for the position of statutory Officer without specific designation as per the Minutes of the Board of Directors’ Meeting held on July 28, 2016, filed at the Commercial Registry of the State of São Paulo under No. 369.111/16-3 on August 22, 2016, who will exercise cumulatively the duties of forest management and management of industrial and engineering operations.

c.               The election as members of the Company’s statutory Board of Officers, with term of office until August 22, 2017, of Mr. Wellington Angelo Loureiro Giacomin, Brazilian citizen, married, engineer, bearer of the Identity Card RG No. 549.423, issued by SPTC/ES, enrolled with the CPF/MF under No. 719.996.207-04, for the position of Officer without specific designation exercising the duties of supply and logistics management; and Mrs. Maria Luiza de Oliveira Pinto e Paiva, Brazilian citizen, married, psychologist, bearer of the Identity Card RG No. 10787341-2, issued by SSP/SP, enrolled with the CPF/MF under No. 129.079.488-06, for the position of Officer without specific designation exercising the duties of sustainability and corporate relations management, both resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, 302, 3rd floor, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, CEP 04551-010.

The statutory Officers elected herein declare, under penalty of law, that they are not involved in any of the crimes established in law that would prevent them from exercising commercial activities, and that they comply with all the requirements as provided in article 1,011 of Law No. 10,406/2002, in article 147 of the Brazilian Corporations Law and in CVM Ruling No. 367/2002 for their investiture as members of the Company’s Board of Officers. The Officers will take office of their respective positions on this date, upon signing the Instrument of Appointment as transcribed in the Company’s Book of Minutes of the Board of Officers’ Meetings and the declaration referred to in CVM

Ruling No. 367/2002. They will also sign the Instrument for Adhesion to the Listing Regulation of the Novo Mercado segment of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros.

d.              Therefore, the Company’s statutory Board of Officers is comprised by the following members, with term of office of one (1) year counted as from August 22, 2016: Marcelo Strufaldi Castelli, Brazilian citizen, married, mechanical engineer, bearer of the Identity Card RG No. 11.778.104-6, issued by SSP/SP, enrolled with the CPF/MF under No. 057.846.538-81, in the position of Chief Executive Officer, exercising the duties of executive management of the Company and of control and risks management and compliance; Aires Galhardo, Brazilian citizen, married, business manager, bearer of the Identity Card RG No. 24.854.223-0, issued by SSP/SP, enrolled with the CPF/MF under No. 249.860.458-81, in the position of Officer without specific designation, exercising the duties of forest management and management of industrial and engineering operations; Guilherme Perboyre Cavalcanti, Brazilian citizen, married, economist, bearer of the Identity Card RG No. 04.834.163-0, issued by IFP/RJ, enrolled with the CPF/MF under No. 010.981.437-10, in the position of Officer without specific designation, exercising the duties of investor relations and finance management; Luiz Fernando Torres Pinto, Brazilian citizen, married, chemical engineer, bearer of the Identity Card RG No. M-760.059, issued by SSP/MG, enrolled with CPF/MF under No. 060.920.087-93, in the position of Officer without specific designation, exercising the duties of management of human resources development; Wellington Angelo Loureiro Giacomin, Brazilian citizen, married, engineer, bearer of the Identity Card RG No. 549.423, issued by SPTC/ES, enrolled with the CPF/MF under No. 719.996.207-04, in the position of Officer without specific designation exercising the duties of supply and logistics management, and Maria Luiza de Oliveira Pinto e Paiva, Brazilian citizen, married, psychologist, bearer of the Identity Card RG No. 10787341-2, issued by SSP/SP, enrolled with the CPF/MF under No. 129.079.488-06, in the position of Officer without specific designation exercising the duties of sustainability and corporate relations management, all of them resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Fidêncio Ramos, 302, 3rd floor, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, CEP 04551-010.

(ii)              Approve the proposal of self-evaluation of the Board of Directors regarding the 2016 cycle, including innovations and improvements of the process methodology. For such self-evaluation, the Board of Directors will receive technical support from the consultant Mr. Luiz Carlos Cabrera. The self-evaluation will take place in the period from October 2016 to March 2017.

(iii)           Authorize the execution of an agreement with Petrobras Distribuidora S.A. for the supply of oil diesel and additive Arla, during a period of three (3) years counted as from September 2016.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Raul Calfat, and Sergio Augusto Malacrida Junior, and, also, Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, September 1st, 2016.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12th, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO